Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Nine Months Ended June 30, 2015
	Years ended September 30
	2010	2011	2012	2013	2014
Earnings:
Earnings from continuing operations before income taxes	$2,879	3,631	3,115	3,196	3,348	3,165
Fixed charges	398	370	373	373	355	253
Earnings, as defined	$3,277	4,001	3,488	3,569	3,703	3,418

Fixed Charges:
Interest Expense	$280	246	241	234	218	151
One-third of all rents	118	124	132	139	137	102
Total fixed charges	$398	370	373	373	355	253

Ratio of Earnings to Fixed Charges	8.2X	10.8X	9.4X	9.6X	10.4X	13.5X